Six International Drive Rye Brook, NY 10573-1068	914 934 5200 914 934 0700 Fax

November 14, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Jim B. Rosenberg

Re:	Universal American Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 10-Q for the Period Ended June 30, 2006
Filed August 9, 2006
File No. 001-08506

Dear Mr. Rosenberg:

Universal American Financial Corp. (the “Company”) is writing this letter in order to respond to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 23, 2006 from Jim B. Rosenberg of the Commission to Richard A. Barasch., President and Chief Executive Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005 filed on March 16, 2006 (the “Form 10-K”) and the Company’s Form 10-Q for the Period Ended June 30, 2006 filed on August 9, 2006 (the “Form 10-Q”).

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

Form 10-K — December 31, 2005

Selected Financial Data, page 55

1.                                       Comment:  Please provide us with a revised table that includes balance sheet data for each of the last five fiscal years.  Refer to Item 3-01(a) of Regulation S-K.

Response:  Set forth below is a revised table that includes balance sheet data for each of the last five fiscal years:

	As of December 31,
	2001	2002	2003(1)	2004(2)	2005
Balance Sheet Data:
Total cash and investments	$879,223	$999,902	$1,286,508	$1,378,339	$1,509,450
Total assets	1,270,216	1,401,668	1,780,948	2,017,088	2,227,979
Policyholder related liabilities	914,073	993,686	1,251,055	1,343,026	1,428,384
Outstanding bank debt	61,475	50,775	38,172	101,063	95,813
Trust preferred securities	—	15,000	75,000	75,000	75,000
Shareholders’ equity	230,770	286,769	345,738	419,421	531,884

Data Reported to Regulators(3):
Statutory capital and surplus	$123,285	$129,679	$179,028	$183,136	$231,810
Asset valuation reserve	3,985	858	1,542	2,423	3,182
Adjusted capital and surplus	$127,270	$130,537	$180,570	$185,559	$234,992

(1)          Includes the results of Pyramid Life since its acquisition on March 31, 2003.

(2)          Includes the results of Heritage Health Systems, Inc. since its acquisition on May 28, 2004.

(3)          Includes capital and surplus of Penncorp Life (Canada) as reported to the Office of the Superintendent of Financial Institutions Canada of C$32,314 converted at the related exchange rate of C$0.6261 per U.S. $1.00 as of December 31, 2001, C$59,724 converted at the related exchange rate of C$0.6377 per U.S. $1.00 as of December 31, 2002, C$82,907 converted at the related exchange rate of C$0.74 per U.S. $1.00 as of December 31, 2003, C$57,398 as of December 31, 2004, converted at the related exchange rate of C$0.8320 per U.S. $1.00 and C$62,307 as of December 31, 2005, converted at the related exchange rate of C$0.8606 per U.S. $1.00.

We will incorporate a five year presentation of balance sheet data in our upcoming Annual Report on Form 10-K for the fiscal year ending December 31, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

Policy related liabilities, page 56

2.                                       Comment:  Please provide to us in disclosure-type format an expanded discussion related to these reserves that includes the following items:

•                  Due to the more uncertain nature of the IBNR reserve, disclose the total liability for each of the various components of this liability described on page 56 including IBNR.

•                  Identify the key assumptions that are used in establishing this reserve including a discussion of the historical accuracy of these assumptions.

•                  Provide a discussion of the impact that reasonably likely changes in these assumptions would have on the amount recorded.

•                  It appears that you have significantly revised your provision for losses of insured events of prior years.  For example on page F-32 you discuss a “change in estimate” but provide very little about the specifics of this change in estimate.

Please provide the following to explain the reasons for your change in estimate in these reserves:

a.              Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

b.              Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response:  We respectfully provide in disclosure-type format an expanded discussion related to our policy related liabilities reserves as follows:

Policy related liabilities

We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use in the pricing of our products. For our accident and health insurance business, we establish an active life reserve for expected future policy benefits, plus a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims.  A summary of our liabilities, before reinsurance, by category is presented in the following table:

	Carrying Value at December 31,
Liability Type	2005	2004
	(In thousands)
Policyholder Account Balances - Interest Sensitive Products	$498,421	$478,373
Future Policy Benefits:
Reserves for Traditional life insurance products	209,609	194,970
Reserves for Individual and group accident and health	571,754	547,292
Total Future Policy Benefit Reserves	781,363	742,262
Policy and contract claims - Accident and Health	115,779	94,526
Policy and contract claims — Life	14,525	10,802
Advance Premiums	18,296	17,063
Total Policy Liabilities	$1,428,384	$1,343,026

Policyholder Account Balances

Policyholder account balances represent the balance that accrues to the benefit of the policyholder, otherwise known as the account value, as of the financial statement date.  Account values are increased for additional deposits received and interest credited based on the account value.  Account values are reduced by surrenders and other withdrawals, including withdrawals relating to the cost of insurance and expense charges.  The interest crediting rates are reviewed periodically and adjusted (with certain minimum levels below which the crediting rate cannot fall).

Future Policy Benefit Reserves — Life Policies

The liability for future policy benefits represents the present value of future benefits to be paid to or on behalf of policyholders, less the future value of net premiums and is calculated based on actuarially recognized methods using morbidity and mortality tables, which are modified to reflect the Company’s actual experience when appropriate.

Future Policy Benefit Reserves — Accident and Health Policies

The liability for future policy benefits represents the present value of future benefits to be paid to or on behalf of policyholders, less the future value of net premiums and is calculated based on actuarially recognized methods using morbidity and mortality tables, which are modified to reflect the Company’s actual experience when appropriate.

For our fixed benefit accident and sickness and our long term care products, we establish a reserve for future policy benefits at the time each policy is issued based on the present value of future benefit payments less the present value of future premiums.  (It should be noted that we no longer issue new long term care policies, however our current policies are renewably annually at the discretion of the policyholder, as evidenced by the policyholder continuing to make premium payments.)  In establishing these reserves, we must evaluate assumptions about mortality, morbidity, lapse rates and the rate at which new claims are submitted to us.  We estimate the future policy benefits reserve for these products using the above assumptions and actuarial principles.  For long-duration insurance contracts, these original assumptions are used throughout the life of the policy and are not generally subsequently modified.

A portion of our reserves for long term care products also reflect our estimates relating to members currently receiving benefits. These reserves are estimated primarily using recovery and mortality rates, as described above.

Policy and Contract Claims — Accident and Health Policies

Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability, premium rate increases and extra contractual damage awards. Therefore, the reserves and liabilities we establish are based on extensive estimates, assumptions and prior years’ statistics. When we acquire other insurance companies or blocks of insurance, our assessment of the adequacy of acquired policy liabilities is subject to similar estimates and assumptions. Establishing reserves involves inherent uncertainties, and it is possible that actual claims could materially exceed our reserves and have a material adverse effect on our results of operations and financial condition.

We develop our estimate for incurred but not yet reported claims (“IBNR”) using actuarial methodologies and assumptions, primarily based upon historical claim payment and claim receipt patterns, as well as historical medical cost trends. Depending on the period for which incurred claims are estimated, we apply a different method in determining our estimate. For periods prior to the most recent three months, the key assumption used in estimating our IBNR is that the completion factor pattern remains consistent over a rolling 12-month period after adjusting for known changes in claim inventory levels and known changes in claim payment processes. Completion factors result from the calculation of the percentage of claims incurred during a given period that have historically been adjudicated as of the reporting period. For the most recent three months, the incurred claims are estimated primarily from a trend analysis based upon per member per month (“PMPM”) claims trends developed from our historical experience in the preceding months, adjusted for known changes in estimates of recent hospital and drug utilization data, provider contracting changes, changes in benefit levels, product mix, and seasonality.

The completion factor method is used for the months of incurred claims prior to the most recent three months because the historical percentage of claims processed for those months is at a level sufficient to produce a consistently reliable result. Conversely, for the most recent three months of incurred claims, the volume of claims processed historically is not at a level sufficient to produce a reliable result, which therefore requires us to examine historical trend patterns as the primary method of evaluation.

Medical cost trends potentially are more volatile than other segments of the economy. The drivers of medical cost trends include increases in the utilization of hospital facilities, physician services, prescription drugs, and new medical technologies, as well as the inflationary effect on the cost per unit of each of these expense components. Other external factors such as government-mandated benefits or other regulatory changes, increases in medical services capacity, direct to consumer advertising for prescription drugs and medical services, an aging population, catastrophes, and epidemics also may impact medical cost trends. Internal factors such as system conversions, claims processing cycle times, changes in medical management practices and changes in provider contracts also may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. All of these factors are considered in estimating IBNR and in estimating the PMPM claims trend for purposes of determining the reserve for the most recent three months. Additionally, we continually prepare and review follow-up studies to assess the reasonableness of the estimates generated by our process and methods over time. The results of these studies are also considered in determining the reserve for the most recent three months. Each of these factors requires significant judgment by management.

Policy and Contract Claims — Life Policies

The liability for unpaid claims, including IBNR, include estimates of amounts to fully settle known reported claims as well as claims related to insured events that the Company estimates have been incurred, but have not yet been reported to the Company.

Our net income depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities resulting in reduced net income and shareholders’ equity.”

Sensitivity Analysis

In determining the impact of changes in assumptions used in calculating our various reserve amounts, we use the incurred loss ratio as the measurement metric to analyze the sensitivity to changes in assumptions.  The incurred loss ratio represents the amount of claims paid and changes in reserve balances as a percentage of earned premium during the period.  The sensitivity analysis of this underwriting risk assumes scenarios of increases and decreases in incurred loss ratios of 100, 200 and 300 basis points for their levels as of and for the quarter ended September 30, 2006.  The following table illustrates the sensitivities for reasonably likely changes in loss ratios for each of our segments:

	Quarterly Reported		Effect of Change in Loss Ratio on Quarterly Pre-tax Income:
	Earned	Loss	Increase (in basis points)			Decrease (basis points)
Segment	Premium	Ratio	300	200	100	(100)	(200)	(300)
	(in thousands)				(in thousands)
Senior Managed Care	$124,719	75.7%	$(3,742)	$(2,494)	$(1,247)	$1,247	$2,494	$3,742
Senior Health – medigap	89,586	68.9%	(2,688)	(1,792)	(896)	896	1,792	2,688
Specialty	19,605	80.7%	(588)	(392)	(196)	196	392	588

Change in Estimate

With regard to the events and timing that led to our reporting the “Change in Estimate,” we respectfully advise you that during our 2005 year end close, after our actuaries reviewed the initial Medicare Supplement claim reserve estimates it was determined that the established claim reserves for several Medicare Supplement lines appeared to be developing unfavorably.  Once this issue arose, we initiated a detail review and additional analysis of the calculation of reserves, with both the actuarial and finance departments involved.  Based on this review and analysis, we noted that the loss ratio method we used to estimate the incurred claims, and related incurred but not reported reserves (“IBNR”) for the most recent three month (non-credible) period, was having the effect of understating the resulting loss ratio and corresponding IBNR.  We further determined that the assumption used to estimate the effect of approved and implemented rate increases were having on the development of the loss ratio for this measurement period was overstating the impact.  This was detected when analyzing per member per month incurred claims and per member per month earned premiums.

By comparing the growth in the PMPM earned premiums, we were able to determine the actual effect of rate increases as a percentage of earned premium.

We determined that the change in the observed Medicare Supplement claims experience and the additional information regarding the effectiveness of rate increases warranted an adjustment to the estimate of the amount of Medicare Supplement claim reserves to be held by the company.  This additional information and new experience that was obtained and noted, included (1) the increase in Part B incidence from historic trend levels, (2) the change in the effectiveness of filed and approved rate increases, (3) the increase in lapses of in force polices and (4) lower new business production.

Management believes that the methodologies historically used by the Company were actuarially sound, however, as a result of shifts in the dynamics experienced by the policies in force (lower production, higher lapsation, increased Part B incidence, etc) being more pronounced in 2005, the loss ratio method needed to be supplemented by other analytics such as PMPM claims and premium trends.

After considering the above, the company’s actuaries developed IBNR ranges around expected development using this new information.  In addition, management requested an independent review and IBNR range analysis of the Medicare Supplement lines from independent consulting actuaries.  The independent consulting actuaries ranges in total supported the new reserve estimate developed by the company’s actuarial staff, with the independent consulting actuaries midpoint slightly lower than our booked IBNR.  Based on this additional analysis, it was concluded that the Medicare Supplement IBNR should be increased by $6.8 million gross of reinsurance and $4.4 million net of reinsurance.

Accounting Principles Board Opinion No. 20, “Accounting Changes” (“APB 20”) paragraph 10 notes that “Changes in estimates used in accounting are necessary consequences of periodic presentations of financial statements.  Preparing financial statements requires estimating the effects of future events…….Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the use of judgment.  Thus accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.”  Paragraph 31 notes that “the effect of a change in accounting estimate should be accounted for in (a) the period of the change if the change affects that period only…..A change in estimate should not be accounted for by restating amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”

Reserve increases and decreases are very common in the insurance industry and are treated as changes in estimates.  As we have noted in the footnotes to our financial statements, “the preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of assets and liabilities reported by us at the date of the financial statements and the revenues and expenses reported during the reporting period.  As additional information becomes available or actual amounts become determinable, the recorded estimates may be revised and reflected in operating results.  Actual results could differ from those estimates.”

In our discussion of our critical accounting policies in our MD&A, we note that “we calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use in the pricing of our products.  For our accident and health insurance business, we establish an active life reserve for expected future policy benefits, plus a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims.  Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability, premium rate increases and extra contractual damage awards.  Therefore, the reserves and liabilities we establish are based on extensive estimates, assumptions and prior years’ statistics.”  In the discussion of our significant accounting policies, we note that “claim reserves are established for future payments not yet due on incurred claims, primarily relating to individual disability and long term care insurance and group long term disability insurance products.  These reserves are initially established based on past experience, continuously reviewed and updated with any related adjustments recorded to current operations”.  Further, in our critical accounting policies we state that “establishing reserves involves inherent uncertainties, and it is possible that actual claims could materially exceed our reserves and have a material adverse effect on our results of operations and financial condition.  Our net income depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies.  If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities resulting in reduced net income and shareholders’ equity.

Deferred policy acquisition costs, page 57

3.                                       Comment:  Please provide to us in disclosure-type format the dollar impact that the unlocking of assumptions had in the current period.  Include a discussion of the specific assumptions that changed and resulted in this unlocking.  Discuss all of the critical assumptions that would result in material changes and include a quantified discussion of the impact that reasonably likely changes in these assumptions would have on your operations.

Response:  We respectfully provide in disclosure-type format the dollar impact that the unlocking of assumptions had in the current period as follows:

The Company utilizes a prospective unlocking approach to account for deferred policy acquisition costs (“DAC”) for its Medicare Supplement business.  Annually, the Company performs an analysis to determine whether unlocking has been triggered as a result of significant changes in the actual premium rate increase experience. At the point when unlocking is triggered, the DAC model is modified prospectively with assumptions for all components, including rate increases, persistency, benefit design and expenses updated based on actual experience.  The reserves for future policy benefits for Medicare Supplement business also are impacted prospectively by unlocking and, accordingly, similar assumption revisions would occur.

At January 1, 2005 prospective unlocking was triggered due to the actual trend in premium rates of 11.6% exceeding the assumed trend of 10%.  The balance of DAC for Medicare Supplement business as of January 1, 2005 was approximately $81.1 million.  The prospective unlocking had the effect of slowing the future amortization of DAC, as compared to the anticipated amortization had the prospective unlocking not been triggered.  Prospective unlocking also had the effect of slowing the future increase in benefit reserves, as compared to the anticipated increase had the unlocking not been triggered.

We retested for unlocking at December 31, 2005, and determined that any additional rate increase or benefit changes were not significantly different than assumed.  Accordingly, there was no further unlocking of assumptions for DAC and benefit reserves for the Company’s Medicare Supplement business at that time.

Below is a draft of our anticipated disclosure to be included in our Annual Report on Form 10-K for the fiscal year ending December 31, 2006:

“The Company utilizes a prospective unlocking approach to account for deferred policy acquisition costs (“DAC”) for its Medicare Supplement business.  Annually, during its third fiscal quarter, the Company performs an analysis to determine whether unlocking has been triggered as a result of significant changes in the actual premium rate increase experience.  At the point when unlocking is triggered, the DAC model is modified prospectively with assumptions for all components, including rate increases, persistency, benefit design and expenses updated based on actual experience.  The reserves for future policy benefits for Medicare Supplement business also are impacted prospectively by unlocking and, accordingly, similar assumption revisions would occur.

During the third quarter of 2006, the annual test for unlocking was performed and we determined that there were no significant changes in the actual premium rate increase experience.  Accordingly, there was no prospective unlocking of assumptions for DAC for the Company’s Medicare Supplement business during 2006.”

Segment Results — Senior Managed Care — Medicare Advantage, page 64

4.                                       Comment:  We note your discussion and presentation of non-GAAP financial measures in this section such as EBITDA.  You do not disclose the substantive ways that management uses these measures nor how the measures provide useful information to investors regarding the Registrant’s financial condition and results of operations.  Please refer to Questions 8 and 9 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional substantive disclosures that are necessary to justify inclusion of the non-GAAP measures in an SEC filing.  Please provide, in disclosure-type format, a more compelling argument as to why this is appropriate or delete the non-GAAP financial measures from your filing.

Response:  We respectfully advise the Staff that we believe that our disclosure relating to non-GAAP financial measures referenced above was made in compliance with the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”  As we disclosed in footnote (1) to the Senior Managed Care — Medicare Advantage results on page 64:

“(1)                In addition to segment income, we also evaluate the results of our Medicare Advantage segment based on earnings before interest, taxes, depreciation and amortization (“EBITDA”).  EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies. It is also a measure that is included in the fixed charge ratio required by the covenants for our outstanding bank debt. Accordingly, these groups use EBITDA, along with other measures, to estimate the value of a company and evaluate the Company’s ability to meet its debt service requirements. While we consider EBITDA to be an important measure of comparative operating performance, it should not be construed as an alternative to segment income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles).” [Emphasis added].

Although we believe that we have disclosed the substantive ways that management uses the measures and how it provided useful information to investors, we respectfully advise the Staff that we have decided to delete the disclosure of EBITDA as a non-GAAP financial measure in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed on November 9, 2006.  We also deleted the similar disclosure for the Company’s Senior Administrative Services segment.  In addition, we have deleted the reference to, and quantification of, EBITDA in the Liquidity section of our Management’s Discussion and Analysis under “Sources of Liquidity” for our Senior Administrative Services Company and our Senior Managed Care Company.

Financial statements — December 31, 2005

Consolidated Statements of Cash Flows, page F-8

5.                                       Comment:  Please explain to us why it is appropriate to include the “Change in policyholder account balances” on a net basis.  Refer to paragraph 11 of SFAS 95.

Response:  We respectfully advise the Staff that, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed on November 9, 2006, we have modified our disclosures to report changes in policyholder account balances on a gross basis.  Below is the gross-up for the amounts reported for each of the three years ended December 31, 2005, and each of the six month periods ended June 30, 2005 and 2006:

	6/30/2006	6/30/2005	12/31/2005	12/31/2004	12/31/2003
	(in thousands)
Gross Increases	$30,087	$37,117	$69,591	$95,057	$140,757
Surrenders and other withdrawals	(27,068)	(25,950)	(49,543)	(36,369)	(30,887)
Net Changes	$3,019	$11,167	$20,048	$58,688	$109,870

Summary of Significant Accounting Policies, page F-9

6.                                       Comment:  Please provide to us in disclosure-type format more detailed discussion of the amortization policies used related to the present value of future profits assets.

Response:  We respectfully advise the Staff that beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2006, we will modify our disclosures for our amortization policies to incorporate the table below. Other amortizing assets include acquired life and accident & health policy bases, managed care membership bases, provider contracts, customer contracts and hospital network contracts. Below is a table reflecting our amortization policies for each of these items:

Description	Weighted Average Life At Acquisition	Amortization Basis
Insurance policies acquired	7-9	The pattern of projected future cash flows for the policies acquired over the estimated weighted average life of the policies acquired.

Distribution Channel acquired	30	Straight line over the estimated life of the asset.

Membership base acquired	7	The pattern of projected future cash flows for the membership base acquired over the estimated weighted average life of the membership base

Provider Contracts	10	Straight line of the estimated weighted average life of the contracts

Customer Contracts	6	The pattern of projected future cash flows for the customer contracts acquired, over the estimated weighted average life of the contracts

Hospital network contracts	10	The pattern of projected future cash flows for the hospital network contracts acquired over the estimated weighted average life of the contracts

Business Combinations, page F-16

7.                                       Comment:  The paragraph preceding the first table on page F-17 does not appear to discuss all assets acquired in the line item “PVFP” and other amortizing intangibles” of that table.  Please reconcile for us the difference.  Also clarify for us how the “membership in force” described here is included in the amounts disclosed in note 4.  If this is being treated as PVFP, please explain to us how this treatment is appropriate related to non-life policies.

Response: We respectfully advise the Staff that in future filings we will modify the disclosure contained in the paragraph preceding the first table on page F-17 and the corresponding table.  Below is a draft of our proposed modified disclosure to be included in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2006:

“As of May 28, 2005, the Company finalized the purchase accounting for the acquisition, resulting in an increase in the fair value of the net tangible assets of Heritage of $4.8 million as of the date of acquisition, to $28.0 million, as a result of the resolution of pre-acquisition contingencies. The excess of the purchase price over the fair value of net tangible assets acquired was $72.0 million, which the Company allocated to identifiable intangible assets and goodwill. Based on this allocation, approximately $12.2 million was assigned to amortizing intangible assets, including:

•                  Membership Base - $15.4 million (gross of deferred income taxes of $5.4 million), determined to have a weighted average life of 6 years; and

•                  Provider Contracts - $3.4 million (gross of deferred taxes of $1.2 million), determined to have weighted average lives of between 6 and 13 years.

Approximately $5.2 million was allocated to non-amortizing intangible assets, each determined to have indefinite lives, including:

•                  Trademarks - $4.4 million; and

•                  Licenses - $0.8 million

The balance of $54.3 million was assigned to goodwill. The condensed balance sheet of Heritage was as follows on the date of acquisition:

	May 28, 2004
	(in thousands)
Assets
Cash and Investments	$38,150
Other amortizing intangibles
Membership base	15,381
Provider contracts	3,459
Goodwill and other non-amortizing intangibles
Goodwill	54,331
Trademarks	4,413
Licenses	750
Other	8,271
Total Assets	$124,755
Liabilities
Policy related liabilities	$9,584
Other	15,124
Total Liabilities	24,708
Equity	100,047
Total Liabilities and Equity	$124,755	”

Membership in force represents the roster of the health plan members that was acquired.  When we acquire interests in future cash flows, (in this case referring to the anticipated future cash flows generated by the membership base that was acquired) we generally refer to the intangible as “present value of future profits”.  We understand that this term is generally used to describe the valuation of a block of life insurance policies.  However, we believe it is appropriate in this case as well.  The acquired asset represents the present value of the future profits of the acquired membership base.  We have seen the term “Subscriber Base” in the public filings of peer companies, which we believe represents a similar intangible asset.

Intangible Assets, page F-18

8.                                       Comment:  Please provide to us in disclosure-type format a discussion of the goodwill and intangible assets not subject to amortization that more fully complies with the disclosure requirements of paragraph  44-45 of SFAS 142.

Response:  We respectfully provide in disclosure-type format a discussion of the goodwill and intangible assets not subject to amortization as follows:

The following table shows the Company’s acquired intangible assets that continue to be subject to amortization and accumulated amortization expense:

		December 31, 2005		December 31, 2004
	Weighted Average Life	Value Assigned	Accumulated Amortization	Value Assigned	Accumulated Amortization
	(Years)	(In thousands)
Senior Health Insurance:
Polices in force	9	$18,472	$6,761	$18,472	$3,628
Distribution Channel	30	22,055	2,022	22,055	1,287
Life Insurance/Annuity—PVFP	7	4,127	1,577	4,127	1,308
Senior Managed Care—Medicare Advantage:
Membership base	7	15,381	3,558	18,554	1,667
Provider Contracts	10	3,459	635	3,459	234
Senior Administrative Services
Customer Contracts	6	7,671	7,240	7,671	7,035
Network Contracts	10	1,797	445	1,797	172
Total	17	$72,962	$22,238	$76,135	$15,331

The following table shows the changes in the amortizing intangible assets:

	2005	2004	2003
	(In thousands)
Balance, beginning of year	$60,804	$44,047	$2,987
Additions and adjustments relating to acquisitions	(3,173)	21,989	44,083
Amortization, net of interest	(6,907)	(5,232)	(3,023)
Balance, end of year	$50,724	$60,804	$44,047

The additions in 2003 relate to the amortizing intangible assets from the acquisition of Pyramid.  The additions in 2004 relate to the amortizing intangible assets from the acquisition of Heritage (see Note 3 for additional information on this business combination).  The adjustments in 2005 relate to changes in the valuation of the amortizing intangible assets from the acquisition of Heritage (see Note 3).

Estimated future net amortization expense (in thousands) is as follows:

2006	$6,922
2007	6,583
2008	6,217
2009	4,623
2010	2,386
Thereafter	23,993
$50,724

Changes in the carrying amounts of goodwill and intangible assets with indefinite lives are shown below:

	December 31, 2004	Additions	Adjustments	December 31, 2005
	(In thousands)
Senior Market Health Insurance
Goodwill	$3,893	$—	$—	$3,893
Other	4,867	—	—	4,867
Sub Total — Senior Market Health Insurance	8,760	—	—	8,760
Senior Managed Care—Medicare Advantage
Goodwill	56,900	—	(2,180)	54,720
Other	5,163	—		5,163
Sub Total — Senior Managed Care — Medicare Advantage	62,063	—	(2,180)	59,883
Senior Administrative Services - Goodwill	4,357	—	—	4,357
Total	$75,180	$—	$(2,180)	$73,000

The reduction in the goodwill during the year was primarily related to a change in the fair value of the net tangible assets of Heritage as of the date of acquisition, as discussed in Note 3.

Accident and Health Policy and Contract Claim Liabilities, page F-31

9.                                       Comment:  In the second paragraph on page F-32 you discuss the fact that amounts due from reinsurers were “overstated.”  Please explain to us what resulted in these overstatements and why the correction of these balances was not the correction of an error.

Response:  Based on our review of the authoritative guidance, we concluded that the adjustment should be accounted for as a correction of an error.  However, after considering both quantitative and qualitative factors, as discussed below, we concluded the adjustment is not material to the 2005 or prior year financial statements as a whole, and therefore restatement of previously issued financial statements was not deemed necessary.

During our 2005 year end close, we determined that the method used to estimate the allocation of the claim reserves to our reinsurers was not responding appropriately to the increasing retention levels of our Medicare Supplement lines.  Our review was based on a look back to year end of 2002, the year we began to increase our retention on new Medicare Supplement policies issued and as a result of our analysis, we determined that an adjustment in our ceded reserve calculation was required.  The adjustment gave rise to a decrease in the amount of ceded claim reserves of $5.5 million ($1.6 million related to 2004, $1.1 million related to 2003, and $0.4 million related to 2002; therefore, a cumulative $3.1 million related to prior to 2005), which was recorded at December 31, 2005.

We also concluded based on the factors that gave rise to the adjustment, that the adjustment was not the result of efforts by management to intentionally record or not correct known misstatements.

We considered the guidance of Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections”, which “carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements.”

Accounting Principles Board Opinion No. 20, “Accounting Changes” (“APB 20”) paragraph 13 notes that “Errors in financial statements results from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared.”  There was no mistake in the application of accounting principles.  However, while the mathematical calculations were accurate, the methodology being used could not reasonably generate the correct amount of reserves to be ceded due a flaw in logic.  Accordingly, we determined that this adjustment should be accounted for as a correction of an error.

APB 20, paragraph 38 notes that “a number of factors are relevant to the materiality of (a) accounting changes contemplated in this Opinion and (b) corrections of errors, in determining both the accounting treatment of these items and the necessity for disclosure.   Materiality should be considered in relation to both the effects of each change separately and the combined effect of all changes.   If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in this Opinion should be followed.   Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosures are required.   A change which does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods should be disclosed whenever the financial statements of the period of change are presented.”  Accordingly, we analyzed the impact of the error to see if it was material to the current or prior periods.

SEC Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”) notes that both qualitative and quantitative factors should be considered in assessing materiality in order to evaluate misstatements in financial statements.  We considered the following qualitative factors in assessing materiality, including the evaluation of whether the misstatement:

•                  Arises from an item that can be precisely measured or is an estimate — the direct claim reserves established for future payments not yet due on incurred claims are established based on past experience, continuously reviewed and updated with any related adjustments recorded to current operations.  Establishing reserves involves inherent uncertainties, and it is possible that actual claims could materially exceed our reserves and have a material adverse effect on our results of operations and financial condition.  Certain aspects of the calculation of the portion of reserves that are ceded to our reinsurers are mechanical.  However, due to the uncertainties regarding how the claims experience actually occurs, as it relates to each of the various levels of reinsurance in place, the process by which the ceded reserves can be measured is based on estimates and assumptions that affect the inherent level of precision of the calculation.

•                  Results in a change of earnings trends or other trends — the pro-forma effect that these adjustments would have on current and prior year consolidated results, assuming allocation of the adjustment to 2004 and prior, is shown in the table below:

	2002	2003	2004	2005
Reported net income	$30,127	$43,052	$63,871	$53,876
Impact of ceded IBNR	(274)	(672)	(1,010)	1,986
Net income, adjusted for impact of ceded reserves	$29,853	$42,380	$62,861	$55,862

Reported Diluted EPS	$0.56	$0.78	$1.13	$0.91
Impact of ceded IBNR	$(0.01)	$(0.01)	$(0.02)	$0.03
Diluted EPS, adjusted for impact of ceded reserves	$0.55	$0.77	$1.11	$0.94

Shares outstanding	54,258	55,030	56,632	59,065

Impact on net income	0.91%	1.56%	1.58%	3.69%
Impact on diluted EPS	0.91%	1.56%	1.58%	3.30%

Reported net income growth rate		42.90%	48.36%	(15.60)%
Adjusted net income growth rate		41.96%	48.33%	(11.20)%
Variance		(0.94)%	(0.03)%	4.40%

The dilution to prior period financial statements of this adjustment is less than 1.6% in any prior year and the understatement is 3.6% in the year of correction.  These impacts are

immaterial.  In addition, the growth rate before and after the adjustment is substantially the same.   Accordingly, we believe that the adjustment does not materially affect the earnings reported or trends in earnings growth for the years impacted.

It should also be noted that the results for 2005 were depressed as a result of this adjustment and the change in estimate, which increased direct Medicare Supplement claim reserves.  The effect of these two items totaled $9.9 million pre-tax.  Additionally, we incurred approximately $12.8 million of expenses related to the development of our Part D program and other Medicare Advantage initiatives.  On an after-tax basis, this equates to approximately $11.2 million, or $0.02 per share.  The adjustment in 2005 is 3.1% of the net income for 2005, normalized for the above items.

•                  Results in a failure to meet analysts’ consensus expectations — For 2002 and 2003, the impact of $0.01 per share is not considered material to consensus expectations for either year.  In 2004, the initial First Call estimate before the acquisition of Heritage for operating net income (excluding realized gains) was $0.91 per share, increasing to $0.96 per share after the announcement of the Heritage acquisition.  The reported operating diluted EPS for 2004 was $1.01 and the adjusted would have been $1.00 per share, still higher than the First Call consensus.  For 2005, First Call consensus was $0.95.  The reported EPS for 2005 of $0.91, or $0.82, excluding realized gains was below consensus.  The adjustment had the effect of a reduction in our EPS for 2005, and therefore did not help us to meet analyst consensus expectations.

•                  Changes income to a loss or loss into income — not applicable, did not occur;

•                  Has impact on segment information and related trends — The following table highlights the impact of the adjustment to the pre-tax growth trend of our Senior Market Health segment and the impact on the reported loss ratio.  The unusual 2003 growth trend was caused by the acquisition of Pyramid the error had an immaterial impact on the 2004 growth rate.  During 2005, the results for the segment were off trend as a result of higher loss ratios and excess lapsation of DAC, as well as a result of development expenses related to our implementation of our Part D program.  After consideration of the effect of the adjustment, the segment’s pre-tax income was still far below trend.  The loss ratios would have changed slightly but not materially enough to distort the views of the profitability of the Senior Health segment.

	2002	2003	2004	2005
Reported segment pre-tax income	$8,564	$27,734	$35,407	$10,181
Impact of ceded IBNR	(431)	(1,058)	(1,590)	3,079
Segment pre-tax income, adjusted	$8,133	$26,676	$33,817	$13,260

Reported net income growth rate		223.84%	27.67%	71.25%
Adjusted net income growth rate		227.99%	26.77%	60.80%
Premium	$104,926	$268,057	$355,323	$390,521
Benefits	73,482	184,496	246,019	291,696
Impact	431	1,058	1,590	(3,079)
adjusted benefits	$73,913	$185,554	$247,609	$288,617

Loss ratio reported	70.0%	68.8%	69.2%	74.7%
Loss ratio adjusted	70.4%	69.2%	69.7%	73.9%
Increase (decrease) in loss ratio	0.4%	0.4%	0.4%	(0.8%)
variance as a % of reported loss ratio	0.6%	0.6%	0.6%	1.0%
variance as a % of reported benefits	0.6%	0.6%	0.6%	1.1%

As a result of this analysis, we believe that the adjustment does not materially affect the analysis of reported results or trends in earnings growth for the senior health insurance segment for the years impacted.  In addition, the adjustment would be considerably less than 1% to the benefits line item in the consolidated and in the segment presentations;

•                  Affects compliance with regulatory requirements — not applicable, did not affect regulatory requirements;

•                  Affects compliance with loan covenants or other contractual requirements — not applicable, did not impact any of the covenant calculations in a material way;

•                  Has the effect of increasing management’s compensation — pre-tax operating income would not have declined enough to impact the compensation of the officers’ in 2002 through 2004. Compensation for officers was reduced in 2005 as a result of the adjustment;

•                  Conceals an unlawful act — not applicable.

SAB 99 also states, “…the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material.”  Universal American’s stock closed at $16.38 on February 13, 2006.  We released our results at the close of business that day, including discussion of the adjustments.  During the next several days, the stock traded in a range from $14.88 to $15.86, before closing at $15.21 on February 17, 2006, while the DJI went up less than 100 points or less than 1%.  The volume increased in the two days following the release, but returned to normal levels by February 17, 2006.  Based on this reaction, demonstrating relatively low volatility in both the volume and price movement of our stock, we do not believe that investors regarded the misstatements as material.

We believe our disclosure on this in our press release, earnings conference call, and our financial statements and related management’s discussion and analysis were robust and descriptive of the issue.

Form 10-Q — June 30, 2006

Consolidated Statements of Operations, page 5

10.                                 Comment:  Please explain to us why you included “Equity earnings of unconsolidated subsidiary” within revenues.  Refer to Item 7-04(11) of Regulation S-X.

Response:  As noted in our response to Comment 13, the earnings from Part D Management Services, L.L.C. (“PDMS”) are related to our Part D prescription drug benefit plans.  PDMS is owned 50% by Universal American and 50% by PharmaCare and performs marketing and risk management services on behalf of our Medicare Prescription Drug Plans (“PDPs”) and PharmaCare Captive Re, Ltd. (“PharmaCare Re”), for which it receives fees and other remuneration from our PDPs.  In fact, a significant portion of our 50% share of the earnings of PDMS are required to be included in the PDP’s calculation of the “government risk corridor adjustment” for determining excess amounts due to or from The Centers for Medicare and Medicaid Services (“CMS”) based upon the results of our PDPs before such adjustment.  Additionally, as an LLC, PDMS is a pass through entity, and therefore the responsibility for taxes passes through to its owners’ legal entity rather than the LLC itself.  We believe that by presenting our equity in the earnings from PDMS below the provision for income tax line, the effective tax rate on “income or loss before provision for income taxes” would be misleading.  Based on the above, we believe that it is justified under the circumstances to present this item in a different position than indicated by Item 7-04(11). (See §210.4-01(a))

In light of your comment, we have developed an alternate presentation which presents the “equity in earnings of unconsolidated subsidiary” directly above “income from continuing operations before provision for income taxes.”  We have presented our “Equity in earnings of unconsolidated subsidiary” in this manner in our Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed on November 9, 2006.

Consolidated Statements of Cash Flows, page 8

11.                                 Comment.  Because the “Other, net” line item represents approximately 26% of net cash provided by operating activities, please explain to us what is included in this line item.

Response:  During 2006, our Medicare Part D prescription drug program commenced.  At June 30, 2006, we had Part D related receivables amounting to $61.4 million relating to rebates and recoveries for claims paid on behalf of other companies’ PDPs.  These items are included in “Other Assets” in our consolidated balance sheets as filed in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006.  We also had Part D related payables to our pharmacy benefit manager and to CMS amounting to $35.2 million.  These items are included in “Other Liabilities” in our consolidated balance sheets as filed in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006.  The change in the net of these two items is $26.2 million, accounting for all but approximately $4.0 million of the “Other, net” in our consolidated statement of cash flows filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2006, which represents only 3.3% of net cash provided by operations for that period.  We respectfully advise the Staff that in future filings we will report the changes in the two items separately in our consolidated statement of cash flows, beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed on November 9, 2006.

12.                                 Comment.  Please explain to us why you included the “Distribution from unconsolidated subsidiary” within cash flows from operations.  Include any references to the specific paragraphs within the applicable authoritative accounting literature that supports this treatment

Response:  Statement of Financial Accounting Standard No. 95, Statement of Cash Flows (“FAS 95”) paragraph 22b states that cash inflows from operating activities include “Cash receipts from returns on loans, other debt instruments of other entities, and equity securities—interest and dividends.”  Further, “Appendix C: ILLUSTRATIVE EXAMPLES” of FAS 95, Paragraph 131, shows that a dividend received from an affiliate accounted for under the equity method is reflected in cash flows from operations using the direct method.  The example also shows the undistributed earnings of an affiliate under the equity method as an adjustment to reduce net income to reconcile to cash provided by operating activities.  Paragraph 132 also shows the undistributed earnings of an affiliate under the equity method as an adjustment to cash flows from operating activities.  In the example, it is presented net (the earnings of the affiliate was $45 and the dividend/distribution paid was $20).  Accordingly, we believe that our presentation, that presents the gross equity in the earnings of unconsolidated subsidiary and the gross distribution from unconsolidated subsidiary, is appropriate.  We also recognize that to the extent that distributions exceed our cumulative equity in the earnings of unconsolidated subsidiary, we would report those distributions in excess of cumulative earnings as a return of capital in the investing section of our consolidated statement of cash flows.

Summary of Significant Accounting Policies, page 9

Accounting for Prescription Drug Benefits under Medicare Part D, page 10

13.                                 Comment.  Please clarify for us how the information provided here relates to the discussion in note 15 of an unconsolidated subsidiary.  Explain how 50% and 33% participation levels discussed related to the member information affects your ability to consolidate these operations.

Response:  The Company’s Part D program consists of several components.  First, are the PDPs sponsored by our wholly-owned insurance company subsidiaries.  These PDPs are reinsured, on a 50% quota share basis, to PharmaCare Re, a wholly-owned subsidiary of PharmaCare, which itself is a wholly-owned subsidiary of CVS Corporation.  Second, our insurance company subsidiaries assume, on a 33.3% quota share basis, risks of an unaffiliated prescription drug plan sponsored by the Arkansas Blue Cross/Blue Shield Company.  The third component relates to the earning of PDMS.  PDMS performs marketing and risk management services on behalf of our PDPs and PharmaCare Re, and it is 50% owned by each of the Company and PharmaCare.  The Company and PharmaCare share equally (50/50) in the earnings or losses of PDMS and each can appoint one member to a two member Board.

The operations of our PDPs are one of many lines of business included in our wholly-owned insurance subsidiaries which are consolidated in our total Company results.  However, since we do not have effective control over PDMS, we do not believe it is appropriate to consolidate PDMS.

Intangible Assets, page 13

14.                                 Comment.  Please describe to us in greater detail what happened in the first quarter of 2006 that resulted in additional purchase price being assigned to the present value of future profits assets.  Include a discussion of the appropriateness of creating this type of asset related to non-life contracts.

Response:  As we disclosed in Note 4 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006:

“During the first quarter of 2006, Heritage acquired an additional interest in the earnings of one of its risk pools, effective as of January 1, 2006, for $12.1 million.  The purchase price was allocated to present value of the future profits, representing the value of the additional interest, and will be amortized over ten years.”

This was a transaction separate from our acquisition of Heritage.  It was Heritage acquiring an additional interest in the provider group risk pool that allows Heritage to share in a greater percentage of the earnings of that provider group risk pool.  The valuation was performed using a discounted cash flow analysis.  When we acquire interests in future cash flows, we generally refer to the intangible as “present value of future profits”.  We understand that this term generally is used to describe the valuation of a block of life insurance policies.  In this case, the acquired asset is a contractual right to a percentage of the future cash flows of the provider group risk pool.  We have included this asset in the Provider Contract category in our Quarterly Report on Form 10-Q for the period ended September 30, 2006, as a more detailed description of the nature of the intangible asset.

We have arranged for delivery to the attention of Jim B. Rosenberg of the Commission via Federal Express for overnight delivery five copies of this response letter.

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 934-5200 or facsimile number (914) 934-0700.

Sincerely,

/s/ Lisa M. Spivack
Lisa M. Spivack
Senior Vice President and General Counsel

Attachment via Edgar
Enclosures via Federal Express

cc:    Richard A. Barasch, President and Chief Executive Officer